

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 19, 2009

Mr. Wayne M. Morrison
Vice President
Nord Resources Corp.
One West Wetmore Road, Suite 203
Tucson, Arizona 85705

> **Re:** **Nord Resources Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 1-08733**

Dear Mr. Morrison:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-12

1.      Please expand your disclosure under this heading to discuss your accounting
        policy for the costs of acquiring and developing mineral properties, as well as the
        costs you have characterized as construction in progress, amounts you appear to
        have reclassified to property and equipment in the subsequent interim period.

        Please be sure to identify the types of mineral property costs you have
        accumulated in this account and state your rationale for the separate presentation
        and depreciation methodology, particularly as it may relate to the point at which
        you have subjected those costs to DD&A;  the extent to which the equipment and
        facilities associated with these costs have been utilized in production during 2008
        should be clear.

Note 5 – Pre Commercial Production Costs, page F-16

2.      We note you have disclosure under this heading and on page F-6 of your first
        quarter 2009 report, indicating that you have devised a policy of capitalizing
        production costs until you are producing at 75% or more of designed capacity or
        generating positive cash flows from operations for either seven or thirty days,
        depending on whether you are making an accounting decision on your old or new
        ore leaching operations.  And on page 5 of your first quarter 2009 report, you
        indicate that production costs capitalized under this methodology will be
        amortized in the future, after achieving the activity thresholds described, using
        your *copper resource base* estimate.

        We do not see support for your policy on capitalizing production costs,
        considering the guidance in EITF 04-6, which defines the production phase as
        commencing once saleable minerals are produced regardless of the level of
        production unless it is a nominal amount; the production stage is also defined in
        Industry Guide 7.  We are also of the view that when utilizing units-of-production
        in calculating DD&A, production should be with reference to proven and
        probable reserves, as defined in Industry Guide 7.  Tell us why you would not
        need to adhere to this guidance to comply with generally accepted accounting
        principles, if that is your view.

Note 6 – Property and Equipment, page F-16

3.      We note you present construction in progress of $36,944,454 and $10,795,491 as
        of December 31, 2008 and 2007, respectively.  Please expand your disclosure to
        discuss the nature of the items included in these amounts, similar to the
        description you provide on page 44, and to indicate the reason these are reported
        as construction in progress.

Note 12 – Copper Price Protection Program, page F-22

4.      We note your disclosure stating that you have established a price protection
        program, consisting of forward contracts and call options, covering 26% of your
        estimated copper production from the Johnson Camp Mine over the next three
        years.  You indicate that you are applying hedge accounting to these derivative
        contracts, as these are hedging the cash flows associated with future production,
        although your disclosure in Note 14 on page F-24 states that you have a separate
        sales agreement that covers 100% of your production, beginning February 1, 2008
        continuing through 2012.

        Tell us whether you are required to deliver copper under the forward contracts
        utilized in your price protection program; and explain how the hedging
        relationship is maintained, given that you have committed all production under
        the sales agreement.

5.      We note your disclosure on page F-14 of your third quarter 2008 interim report
        explaining that you reclassified contracts that were part of your price protection
        program, covering 242 metric tons of copper, to trading securities because
        forecasted production of copper no longer matched your hedged position.  And
        you have disclosure on page F-11 of your first quarter report of 2009, explaining
        that you again reclassified similar contracts, covering 579 metric tons of copper,
        to trading securities.  We understand that you recognized additional income in
        each instance that had been deferred in AOCI.  We also note that you have
        disclosure on page F-23 of your annual report indicating that you sold some of
        your forward contracts that had been part of the hedging program.

        Tell us the reasons for the difficulty you are having in maintaining the hedge
        relationships, particularly given your disclosure indicating that just 26% of your
        estimated copper production is covered by your price protection program.
        Provide details sufficient to understand why from your perspective the guidance
        in paragraph 494 of SFAS 133 would not be problematic for your continued use
        of hedge accounting.

Note 22 – Fair Value of Financial Instruments, page F-36

6.      We note your disclosure stating, "The fair value for the Company's long–term debt cannot be determined as the financial instrument is not actively traded.  Tell us why you are not able to follow the guidance in paragraph 30 of SFAS 157.

Exhibits

Exhibits 31.1 and 31.2

7.      We note your officers' certifications do not conform to the guidance in Item 601(b)(31)(i) of Regulation S-K, as these are missing the language about internal control over financial reporting in the introductory section of paragraph 4, and paragraph 4(b).  Please include revised certifications in an amendment to your filing.  This issue also applies to your interim report for the period ended March 31, 2009.

Form 10-Q for the Quarter Ended March 31, 2009

General

8.      Please revise the accounting and disclosure in your interim reports as necessary to comply with all applicable comments written on your annual report.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Lily Dang at (202) 551-3867, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,


Karl Hiller
Branch Chief